Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

The following is the text of an e-mail sent on May 20, 2010 on behalf of Symyx Technologies, Inc. to certain stockholders of Symyx Technologies, Inc.:

Please see the attached release issued by Accelrys this afternoon.  We encourage you to join the call, dial-in numbers are noted below:

“Q4 Fiscal Year 2010 Conference Call

Accelrys will conduct a conference call to discuss its financial results at 5:00 p.m. ET, May 20, 2010. To participate, please dial (866) 393-7459 (+1 (706) 643-4624 outside the United States) and enter the access code, 71322711, approximately 15 minutes before the scheduled start of the call. The conference call will also be accessible live on the Investor Relations section of the Accelrys website at www.accelrys.com.

A replay of the conference call will be available online at www.accelrys.com and via telephone by dialing (800) 642-1687 (+1 (706) 645-9291 outside the United States) and entering access code, 71322711, beginning 7:00 p.m. ET on May 20, 2010 through 11:59 p.m. ET on June 20, 2010. “

Thank you,

Colleen Morefield, Sr. Executive Assistant to:
Rex S. Jackson - Executive Vice President and CFO
Charles D. Haley - Senior Vice President and General Counsel

ACCELRYS ANNOUNCES FOURTH QUARTER AND FULL YEAR FISCAL 2010 FINANCIAL RESULTS

Full Year Revenue Increases 2% From Prior Fiscal Year; Fourth Quarter Revenue Increases 4% from Fourth Quarter of Prior Fiscal Year

Full Year Non-GAAP Operating Income Increases 24% Year Over Year

SAN DIEGO, California, May 20, 2010 — Accelrys, Inc. (NASDAQ: ACCL) today reported financial results for the fourth fiscal quarter and full year ended March 31, 2010. Revenue for the quarter increased 4% to $20.8 million from $20.0 million for the same quarter of the previous year. Revenue for the year ended March 31, 2010 increased 2% to $83.0 million from $81.0 million for the previous year.

Non-GAAP net loss was ($0.6) million, or ($0.02) per diluted share, for the three months ended March 31, 2010 compared to ($1.5) million, or ($0.05) per diluted share, for the same quarter of the previous year. Non-GAAP net income was $6.6 million, or $0.24 per diluted share, for the year ended March 31, 2010 compared to $6.0 million, or $0.22 per diluted share, for the previous year.

GAAP net loss was ($2.4) million, or ($0.09) per diluted share, for the three months ended March 31, 2010 compared to ($2.2) million, or ($0.08) per diluted share, for the same quarter of the previous year. GAAP net income was $1.2 million, or $0.04 per diluted share, for the year ended March 31, 2010 compared to $0.1 million, or breakeven on a per diluted share basis, for the previous year.

The Company’s balance sheet as of March 31, 2010 included cash, cash equivalents, marketable securities and restricted cash of $93.1 million. Deferred revenue at the end of the fourth quarter was $61.3 million, up 7% from March 31, 2009. The Company has no debt outstanding.

“We are pleased with our performance, both in the fourth quarter and overall in our 2010 fiscal year,” said Max Carnecchia, President and CEO, Accelrys, Inc. “Our revenue, operating income, cash and deferred revenue growth are the results of a successful fiscal year 2010 and position us for further success in fiscal year 2011.”

Other recent financial and business highlights included:

•
Entered into a definitive merger agreement with Symyx Technologies, Inc. that will establish a new leader in scientific informatics software. The transaction has cleared the Hart-Scott-Rodino waiting period. The S-4 registration statement was declared effective on May 18, 2010. The special meeting date has been set for June 30, 2010. The transaction is subject to certain customary closing conditions including approval by both companies’ shareholders, and is expected to close early in July 2010.

•
Announced the release of Accelrys Pipeline Pilot™ 8.0. This latest release of Accelrys’ scientific informatics platform has been further developed to support a greater number of scientists and researchers working individually or as collaborative teams across the wider scientific R&D enterprise.

•
Released the world’s first commercially available multi-entity biological registration system. This state-of-the-art system was developed in collaboration with an Accelrys Biological Special Interest Group (SIG) which collectively provided user requirements and ongoing feedback.

•
Successfully concluded its North American Customer User Group Conference in Boston, Massachusetts. A record number of Accelrys customers and partners attended the conference which showcased the use of Accelrys’ products and services in improving the productivity and performance of leading scientific R&D organizations.

•
Appointed Mr. Todd Johnson as Executive Vice President of Sales, Marketing and Services. Mr. Johnson initially joined the Company as its Interim Chief Executive Officer and, after the appointment of Max Carnecchia as the Company’s Chief Executive Officer in July 2009, served as the Company’s Senior Vice President of Marketing and Operations until this new appointment.

Q4 Fiscal Year 2010 Conference Call

Accelrys will conduct a conference call to discuss its financial results at 5:00 p.m. ET, May 20, 2010. To participate, please dial (866) 393-7459 (+1 (706) 643-4624 outside the United States) and enter the access code, 71322711, approximately 15 minutes before the scheduled start of the call. The conference call will also be accessible live on the Investor Relations section of the Accelrys website at www.accelrys.com .

A replay of the conference call will be available online at www.accelrys.com and via telephone by dialing (800) 642-1687 (+1 (706) 645-9291 outside the United States) and entering access code, 71322711, beginning 7:00 p.m. ET on May 20, 2010 through 11:59 p.m. ET on June 20, 2010.

Non-GAAP Financial Measures

This press release describes financial measures for operating income (loss), net income (loss), and net income (loss) per diluted share that exclude share-based compensation expense, purchased intangible assets amortization, restructuring charges (recoveries) and transaction costs. These financial measures are not calculated in accordance with generally accepted accounting principles (GAAP) and are not based on any comprehensive set of accounting rules or principles.

Management believes these non-GAAP financial measures provide a useful measure of the Company’s operating results, a meaningful comparison with historical results and with the results of other companies, and insight into the Company’s ongoing operating performance. Further, management and the Board of Directors utilize these measures, in addition to GAAP measures, when evaluating and comparing the Company’s operating performance against internal financial forecasts and budgets. These non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. In addition, these non-GAAP financial measures may be different from non-GAAP financial measures used by other companies.

For additional information on the items excluded by the Company from its non-GAAP financial measures please refer to the Form 8-K regarding this release that was furnished today to the Securities and Exchange Commission.

The following table contains a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures (unaudited, amounts in thousands, including footnotes) :

	Three Months Ended March 31,		Year Ended March 31,
	2010	2009	2010	2009
GAAP Operating income (loss)	$(2,547)	$(2,503)	$1,499	$(319)
Share-based compensation expense1	1,017	348	3,933	3,460
Purchased intangible asset amortization2	41	381	844	1,524
Restructuring charges (recoveries)3	4	46	(86)	896
Transaction costs4	702	—	702	—

Non-GAAP Operating income (loss)	$(783)	$(1,728)	$6,892	$5,561

GAAP Net income (loss)	$(2,374)	$(2,229)	$1,195	$94
Share-based compensation expense1	1,017	348	3,933	3,460
Purchased intangible asset amortization2	41	381	844	1,524
Restructuring charges (recoveries)3	4	46	(86)	896
Transaction costs4	702	—	702	—

Non-GAAP Net income (loss)	$(610)	$(1,454)	$6,588	$5,974

GAAP Diluted net income (loss) per share	$(0.09)	$(0.08)	$0.04	$0.00
Share-based compensation expense1	0.04	0.01	0.14	0.13
Purchased intangible asset amortization2	—	0.01	0.03	0.06
Restructuring charges (recoveries)3	—	—	—	0.03
Transaction costs4	0.03	—	0.03	—

Non-GAAP Diluted net income (loss) per share5	$(0.02)	$(0.05)	$0.24	$0.22

1	Share-based compensation expense is included in our condensed consolidated statements of operations as follows:

	Three Months Ended March 31,		Year Ended March 31,
	2010	2009	2010	2009
Cost of revenue	$78	$(46)	$276	$264
Product development	225	128	929	859
Sales and marketing	288	142	1,051	952
General and administrative	426	124	1,677	1,385

Total share-based compensation expense	$1,017	$348	$3,933	$3,460

2	Purchased intangible asset amortization is included in the cost of revenue line in our condensed consolidated statements of operations.
3	Restructuring charges (recoveries) are included in the restructuring charges (recoveries) line in our condensed consolidated statements of operations.
4
Transaction costs are included in the general and administrative line in our condensed consolidated statements of operations. The transaction costs are associated with the previously announced merger involving the Company and Symyx Technologies, Inc.

5	Earnings per share amounts for the three months ended March 31, 2009 do not add due to rounding.

About Accelrys

Headquartered in San Diego, California, Accelrys develops scientific informatics software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Our customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. We have a vast portfolio of computer-aided design modeling and simulation offerings which assist our customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Our scientific business intelligence platform underlies most of our computer-aided design modeling and simulation offerings. Our platform can be used with our products, our competitors’ products and our customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable our customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, please visit our website at http:// www.accelrys.com .

Forward-Looking Statements

Statements contained in this press release relating to the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. Such statements relate to a variety of matters, including but not limited to, statements relating to the Company’s products and future operating results, the timing and anticipated completion of the proposed merger with Symyx Technologies, Inc. ( “Symyx” ) and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of the Company and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: the Company’s inability to withstand negative conditions in the global economy; a lack of demand for or market acceptance of the Company’s products; litigation or adverse judgments relating to the proposed merger; risks relating to the completion of the proposed merger, including the risk that the required stockholder approvals might not be obtained in a timely manner or at all or that other conditions to the completion of the proposed merger will not be satisfied; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the proposed merger; and any changes in general economic and/or industry-specific conditions. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Quarterly Report on Form 10-Q of the Company for the year quarter ended December 31, 2009, which was filed with the Securities and Exchange Commission ( “SEC” ) on February 9, 2010, under the heading “Item 1A—Risk Factors,” and in the Quarterly Report on Form 10-Q of Symyx for the quarter ended March 31, 2010, which was filed with the SEC on March 3, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-K, 10-Q and 8-K and other filings made with the SEC by each of the Company and Symyx.

Important Merger Information and Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, the Company and Symyx filed a definitive joint proxy statement/prospectus with the SEC on May 19, 2010. The definitive joint proxy statement/prospectus of the Company and Symyx will be mailed to the stockholders of the Company and of Symyx on or about May 24, 2010.  Investors are strongly urged to read the definitive joint proxy statement/prospectus regarding the proposed merger and other documents filed with the SEC by the Company and Symyx, because they contain important information about the Company, Symyx and the proposed merger.  The definitive joint proxy statement/prospectus and other documents that are filed by the Company and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to the Company at 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 1263 East Arques Avenue, Sunnyvale, CA 94085, Attention: Corporate Secretary.

The Company, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger.  Information about the directors and executive officers of the Company is set forth in the Company’s most recent definitive proxy statement, which was filed with the SEC on July 21, 2009. Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.  Certain directors and executive officers of the Company and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus the Company and Symyx have filed with the SEC.

Contacts

Accelrys, Inc.
Michael A. Piraino
Senior Vice President and Chief Financial Officer
858-799-5200

Investor Relations
MKR Group
Charles Messman or Todd Kehrli
323-468-2300
accl@mkr-group.com

ACCELRYS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,		Year Ended March 31,
	2010	2009	2010	2009
Revenue	$20,759	$19,960	$82,959	$80,981
Cost of revenue	3,485	4,281	14,381	15,671

Gross margin	17,274	15,679	68,578	65,310

Operating expenses:
Product development	4,151	3,503	15,131	15,053
Sales and marketing	11,316	9,596	36,658	34,718
General and administrative	4,350	5,037	15,376	14,962
Restructuring charges (recoveries)	4	46	(86)	896

Total operating expenses	19,821	18,182	67,079	65,629

Operating income (loss)	(2,547)	(2,503)	1,499	(319)
Interest and other income, net	294	562	914	1,608

Income (loss) before taxes	(2,253)	(1,941)	2,413	1,289
Income tax expense	121	288	1,218	1,195

Net income (loss)	(2,374)	(2,229)	1,195	94

Basic and diluted net income (loss) per share	$(0.09)	$(0.08)	$0.04	$0.00

Weighted average shares used to compute basic and diluted net income per share
Basic	27,698	27,226	27,504	27,093
Diluted	27,698	27,226	27,760	27,203

ACCELRYS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,
	2010	2009
Assets
Current assets:
Cash and cash equivalents	$77,121	$40,595
Marketable securities	10,461	20,915
Trade receivables, net of allowance for doubtful accounts of $163 and $172 as of March 31, 2010 and 2009, respectively	22,745	21,860
Prepaid expenses, deferred tax asset and other current assets	5,201	3,403

Total current assets	115,528	86,773
Marketable securities, net of current portion	—	12,703
Restricted cash and marketable securities	5,500	7,556
Property and equipment, net	2,324	3,099
Goodwill	42,663	42,663
Purchased intangible assets, net	4,515	5,627
Other assets	675	2,193

Total assets	$171,205	$160,614

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,823	$1,411
Accrued liabilities	4,684	4,380
Accrued compensation and benefits	10,207	9,308
Current portion of accrued restructuring charges	109	328
Current portion of deferred revenue	58,403	56,179

Total current liabilities	75,226	71,606
Deferred revenue, net of current portion	2,922	1,045
Deferred tax liability	2,309	1,723
Accrued restructuring charges, net of current portion	531	664
Lease-related liabilities, net of current portion	4,113	4,817
Stockholders’ equity:
Preferred stock, $.0001 par value; 2,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 60,000 shares authorized; 28,409 and 27,871 shares issued at March 31, 2010 and 2009, respectively	3	3
Additional paid-in capital	272,726	268,194
Lease guarantee	(383)	(446)
Treasury stock; 644 shares at March 31, 2010 and 2009	(8,340)	(8,340)
Accumulated deficit	(179,365)	(180,560)
Accumulated other comprehensive income	1,463	1,908

Total stockholders’ equity	86,104	80,759

Total liabilities and stockholders’ equity	$171,205	$160,614